SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 23, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – AngloGold Ashanti announces results of General Meeting



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

Results of general meeting

Shareholders are advised that at the general meeting of shareholders of AngloGold Ashanti held on Thursday, 22 May 2008, the ordinary resolution, as specified in the notice of the meeting dated 7 May 2008, was passed by the requisite majority of shareholders.

Johannesburg
22 May 2008

JSE Sponsor : UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 23, 2008

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary